September 14, 2010
VIA EDGAR AND OVERNIGHT DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4561

Attention:	Brian Cascio
Leigh Ann Schultz
Gary Todd
Ruairi Regan
Geoffrey Kruczek

Re:	Atmel Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 1, 2010
File No. 000-19032
Ladies and Gentlemen:
     Atmel Corporation (“Atmel” or the “Company”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 31, 2010, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2009 (the “2009 Form 10-K”) filed with the Commission on March 1, 2010.
     In this letter, we have recited the Staff’s comments in italicized, bold type and have followed each comment with the Company’s response.
Form 10-K for the fiscal year ended December 31, 2009
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33
Contractual Obligations, page 51
Atmel Corporation • 2325 Orchard Parkway • San Jose, CA 95131 • (408) 441-0311

Securities and Exchange Commission
September 14, 2010

1.	We refer to your disclosure that the contractual obligation table excludes liabilities of $116 million and references Note 12 for additional information. We were unable to locate the additional information describing liabilities in that amount. In future filings, please revise the referenced disclosure to clearly disclose the nature of these obligations and why you are unable to make a reliable estimate of the timing of future cash payments.

We respectfully advise the Staff that the $116 million liability referenced in the note to the contractual obligations table is the total long-term income taxes payable amount disclosed in Note 2, “Balance Sheet Details”, on page 72. This amount primarily represents income tax accruals relating to uncertain tax positions attributable to on-going tax audits, including potential penalties and interest associated with those accruals, as determined under ASC 740.

Due to the adversarial nature of tax audits, and the inherent uncertainty of their resolution at the date of the Form 10-K filing, the Company was not able to reliably estimate the timing of the final resolution of these audits and the related timing of future cash payments that might results from any audit settlements.

As requested, in future filings, the Company will more clearly cross reference disclosures related to these accruals and provide additional disclosure regarding the nature of these contractual obligations.

2.	As a related matter, if the $116 million is intended to be referenced to uncertain tax positions, please explain to us reasons for the difference between the $116 million disclosed on page 52 and the $182 million disclosed as the balance of uncertain tax positions as of December 31, 2009 in the tabular disclosure on page 93. Alternatively, explain how uncertain tax positions are considered in your contractual obligations table.

As described above, the $116 million referenced in the contractual obligations table represents only the long-term income taxes payable portion of the Company’s income tax accruals in accordance with ASC 740 for uncertain tax positions (formerly FIN48).

The $182 million referred to on page 93 within the income tax footnote reflects the Company’s gross unrecognized tax benefits at the balance sheet date, as required by ASC 740-10-50-15(a), including the unrecognized tax benefits (“UTB’s”) that were recorded as a reduction of applicable deferred tax assets, including net operating losses and tax credits. This amount does not include the associated interest and penalties as required by ASC 740. Accordingly, the difference between the total amount of unrecognized tax benefits of $182 million as disclosed in the income tax footnote and the $116 million income tax payable amount reflects tax uncertainties for which there is no cash tax obligation at risk as well as related interest and penalties.

Please refer to the following table, including Form 10-K page number references, to further clarify the difference:

Securities and Exchange Commission
September 14, 2010

Reconciliation of Unrecognized Tax Benefits to Long-Term Taxes Payable as of December 31, 2009 (in thousands):
Long-term Taxes Payable – Page 52 (Contractual Obligations)	$116,404
Less: Accrued Interest – discussed on Page 94	<46,676>
Plus: UTB’s recorded as a Reduction of Deferred Tax Assets — no cash tax obligations	112,824

Total Unrecognized Tax Benefits – Page 93	$182,552

Note 11. Commitments and Contingencies, page 85
Litigation, page 87
3.	We refer to your general disclosure in the first paragraph that you believe that the outcome of legal proceedings individually and in the aggregate will not have a material adverse effect on your financial position or overall trends in results of operations. However, please tell us how your disclosures consider the guidance from FASB ASC 450-20-50-3 and 50-4. Under the cited guidance, where there is a reasonable possibility that a loss or additional loss may have been incurred with respect to a contingency, you should disclose the possible loss, a range of possible loss or make a statement that an estimate of a loss cannot be made.

We respectfully advise the Staff that, subsequent to the filing of the 2009 Form 10-K, we have enhanced our litigation disclosures related to contingent losses. In the Company’s Form 10-Q for the quarter ended June 30, 2010, we added the following language to clarify our conclusions related to the likelihood of an adverse outcome and the range of reasonably possible losses if such a range can be estimated:

“The Company has accrued for losses related to litigation described below that the Company considers probable and for which the loss can be reasonably estimated. In the event that a loss cannot be reasonably estimated, the Company has not accrued for such losses.”

In response to the staff’s comments and to provide further clarity to our investors, we will further revise future disclosures, beginning with the Form 10-Q for the quarter ending September 30, 2010, as follows:

“With respect to each of the matters below, except where noted otherwise, management has determined a potential loss is not probable and accordingly, no amount has been accrued. Management believes that a potential loss is reasonably possible as it is defined by FASB ASC Topic 450. However, due to the inherent uncertainty of these matters, management does not believe that the amount of loss or a range of possible losses is reasonably estimable.”

Securities and Exchange Commission
September 14, 2010

Note 12. Income Taxes, page 91
4.	We see that in 2008 you changed your position to no longer assert permanent reinvestment of undistributed earnings for certain foreign entities on a prospective basis. In future filings, please clarify reasons for and the impact of the election. Also, clarify why you made the election on a prospective basis.

As a rule, the Company monitors its needs for reinvestment of earnings of its foreign subsidiaries on an ongoing basis. This monitoring considers the ongoing cash needs to operate the business in each jurisdiction, planned capital investment needs, business and customer growth potential in each jurisdiction, and related factors that contribute to the determination of whether earnings of the foreign subsidiaries will be permanently reinvested.

Pursuant to ASC 740-30-25-17, Management is required at each reporting date to reassess its business plans on an entity by entity basis to assess whether the indefinite reversal criteria is or will be met for reinvesting the foreign subsidiary’s earnings.. Due to business changes which occurred during 2008, including a substantial reduction in projected capital needs and investment plans for certain of its European subsidiaries, Management determined that current and future year’s earnings of those entities would not be reinvested.

As a result of the change in conditions, and as required by ASC 740-30-25-17, the Company included the impact of the current year earnings of these foreign subsidiaries in its consolidated income tax provision, which resulted in an increase to income tax expense reported for the year.

The Company maintains that its assertion that the undistributed earnings from years prior to 2008 remains valid. In those prior years, consistent with ASC 740-30-25-17, the foreign entities needed to retain cash to fund operating expenses and purchases of capital equipment.

In future filings, the Company will include supplemental clarification for changes to the assertion that earning of certain foreign entities will no longer be permanently reinvested, where applicable.

5.	As a related matter, in light of the election related to certain foreign entities, please explain to us the rationale for asserting that other undistributed foreign earnings continue to be permanently reinvested.

As explained above, the Company monitors its needs for reinvestment of earnings of its foreign subsidiaries based on the projected needs of each subsidiary, consistent with ASC 740-30-25-17. There are various entities within the Atmel group in which continued growth and expansion are planned and accordingly the ongoing earnings of these entities will be required to fund the capital investments needed to attain such growth. Management has concluded that the cash and related earnings generated by these entities must be retained in these foreign entities to support future operating needs and capital investments by those

Securities and Exchange Commission
September 14, 2010

entities and that the management has the ability and intent to permanently reinvest in these jurisdictions.
6.	We reference your disclosure that as a result of audits, the IRS has proposed adjustments to certain income tax returns. However, we see no description of the nature of the proposed adjustments in the paragraphs on pages 89 and 94 where you describe the IRS audits. Please tell us where you have made disclosure of the nature of the proposed adjustments or tell us why you believe such disclosure is [not] required under the guidance applicable to uncertain tax positions.

We respectfully advise the Staff that the Company believes that it met the objective of ASC 740-10-50-15-d with our disclosure that the Company was not able to reasonably estimate the impact of changes in unrecognized tax benefits within the succeeding twelve months. Management determined that the nature of one event, specifically an ongoing IRS audit and the potential settlement of such audit, was significant enough to warrant further disclosure pursuant to ASC 740-10-50-15-d-2. As with any tax audit, there are proposed adjustments considered valid and some disputed from the Company’s perspective. These adjustments are subject to interpretation and adjustment through the audit, appeals and settlement processes. The disclosure guidance suggests describing the “nature” of the unrecognized tax benefits to be adjusted within the succeeding twelve month period. In this case, the Company considers the entire potential settlement of the outstanding tax audit the “nature” of the expected change in the unrecognized tax benefits. As such, based upon the guidance applicable to uncertain tax positions, Management believes the nature of the detailed underlying proposed adjustments within the scope of the audit are not required to be disclosed.

Additionally, management was not able to reasonably estimate the changes to the unrecognized tax benefits due to the high level of uncertainty associated with ongoing tax audits. Given this high level of uncertainty related to potential outcomes, management concluded that there were not sufficient details related to specific disputed tax positions that could be identified as possibly significantly increasing or decreasing within the succeeding twelve month period, and accordingly did not have any meaningful details to disclose regarding the nature of any specific tax uncertainty that would be useful to the readers of the financial statements pursuant to ASC 740-10-50-15-d-1.

7.	You disclose that it is reasonably possible that the total amount of unrecognized tax benefits will increase or decrease in the next 12 months. Please tell us how your disclosure provides all of the information called by FASB ASC 740-10-50-15d. In that regard, it appears that you should also disclose (1) the nature of the uncertainties and (2) the nature of the event(s) that could occur that would lead to changes.

We respectfully advise the Staff that it is management’s view that the guidance provided by ASC 740-10-50-15-d requires qualitative disclosure of only those positions for which management expects will change significantly within the twelve month period after the reporting date.

Securities and Exchange Commission
September 14, 2010

Given the high level of uncertainty related to potential outcomes of the various tax audits, as at the date of the Form 10-K filing, management was not able to isolate specific uncertainties for which it could ascertain a potential significant change within the twelve month period as called for under the above referenced guidance. The nature of events that could occur within the next 12 months includes the settlement of tax audits that are subject to numerous contingencies that are out of the control or foresight of management. These contingencies include negotiations with the tax audit team, tax appeals officer, and potential review by other government bodies. Accordingly, management maintains that there were no details with respect to the nature of any given uncertainty that warranted further disclosure under the guidance.
Nonetheless, we disclosed qualitative detail as to the status of the most significant audit, as explained above, in order to describe the nature of events that could occur within the twelve month period after the reporting date which could result in a change in the overall unrecognized tax benefit position of the Company. Management concluded this additional information would be potentially helpful for the readers of the financial statements.
Item 11. Executive Compensation, page 114
8.	We note from your discussion under “Incentive Bonuses” on page 20 of the proxy statement that you have incorporated by reference into your Form 10-K that you have not disclosed the specific historical, financial targets to be achieved in order for your named executive officers to earn their respective annual cash incentive payments under the 2009 Bonus Plan. Please provide such disclosure in your future filings, as applicable. To the extent you believe that disclosure of such information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion. In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

Disclosure of Performance Targets

We respectfully advise the Staff that disclosure of the specific historical, financial performance targets is not required because it would result in competitive harm to the Company and may be omitted pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

Instruction 4 to Item 402(b) of Regulation S-K states that the standard to use when determining whether disclosure would cause competitive harm for a registrant is the same standard that would apply when the registrant requests confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Securities Act Rule 406 and Exchange Act Rule 24b-2, each of which incorporates the criteria for non-disclosure when relying upon Exemption 4 of the Freedom of Information Act and Rule 80(b)(4) thereunder. Exemption 4 generally exempts “matters that are . . . trade secrets and commercial or financial information obtained from a person [that is] privileged or

Securities and Exchange Commission
September 14, 2010

confidential” from the class of materials that public agencies must make available to the public.
For Exemption 4 to apply, the following test must be satisfied: (1) the information for which an exemption is sought must be a trade secret or such information must be commercial or financial in character; (2) such information must be obtained from a person, which includes a corporation; and (3) such information must be privileged or confidential. See Nadler v. Federal Deposit Ins. Corp., 92 F.3d 93, 95 (2nd Cir. 1996); GC Micro Corp v. Defense Logistics Agency, 33 F.3d 1109, 1112 (9th Cir. 1994). Trade Secrets and Commercial or Financial Information. The United States Court of Appeals for the District of Columbia has held that the terms “commercial or financial information” as used in Exemption 4 should be given their ordinary meaning and has specifically rejected the argument that the term “commercial” be confined to records that “reveal basic commercial operations,” holding instead that records are commercial so long as the submitter has a “commercial interest” in them. See Public Citizen Health Research Group v. Food & Drug Admin., 704 F.2d 1280, 1290 (D.C. Cir. 1983). Examples of items generally regarded as “commercial or financial information” under Exemption 4 include: royalty rates, business sales statistics, research data, technical designs, overhead and operating costs, information on financial condition, prices and quantities. See Public Citizen Health Research Group v. National Institutes of Health, 209 F.Supp. 2d 37, 43 (D.D.C. 2002); Landfair v. United States Dep’t of the Army, 645 F. Supp. 325, 327 (D.C. Cir. 1986). Likewise, in Critical Mass Energy Project v. Nuclear Regulatory Comm’n, 644 F. Supp. 344, 346 (D.D.C. 1986), vacated on other grounds, 830 F.2d 278, 281 (D.C. Cir. 1987), the court held that “information is commercial [under Exemption 4] if it relates to commerce, or it has been compiled in pursuit of profit.”
The target levels of the performance objectives established by our Compensation Committee, as described and defined on page 20 of our proxy statement filed with the Commission on April 7, 2010 (the “Proxy Statement”), depending on the named executive officer, relate to (1) certain Company performance objectives tied to the Company’s annual revenue and non-GAAP operating profit percentage, (2) certain individual performance objectives (including strategic, restructuring, operational, human resources and teamwork oriented objectives) approved by the Compensation Committee, and (3) for some executive officers, certain business unit objectives tied to the business unit’s annual revenue and non-GAAP operating profit percentage. The target levels of the performance objectives specifically relate to our commercial operations and our financial condition. As such, the target levels constitute “commercial or financial information” under Exemption 4.
Provided by a Person. Under the second requirement of Exemption 4, information for which confidential treatment is requested must be provided to the Commission by a person. The Landfair court stated that the term “person” refers to a wide range of entities, including corporations. 645 F. Supp. at 327. Accordingly, the second prong under Exemption 4 has been satisfied as we are a corporation, and thus the information is being obtained from a person.

Securities and Exchange Commission
September 14, 2010

Privileged or Confidential Information. Commercial or financial information is considered “confidential” within the meaning of Exemption 4 where (1) it is not customarily released to the public by the person from whom it was obtained, and (2) requiring disclosure would likely impair the government’s ability to obtain necessary information in the future or public disclosure would cause substantial harm to the competitive position of the person from whom the information was obtained. S. Rep. No. 813, 89th Cong., 1st Sess. 9 (1965); see also Burke Energy Corp. v. Dep’t of Energy, 583 F. Supp. 507 (1984); National Parks and Conservation Ass’n v. Morton, 498 F.2d 765 (1974). Evidence revealing actual competition and the likelihood of substantial competitive injury are sufficient to bring commercial information within the realm of confidentiality. Public Citizen, 704 F.2d at 1291.
As noted in the Proxy Statement, the performance objectives are based, depending on the named executive officer, on the Company’s achievement of certain levels of annual revenue and non-GAAP operating profit percentage and each individual’s achievement of personal performance objectives. The target levels of the performance objectives are derived from our annual operating plan for the fiscal year. The operating plan, and consequently the target levels of the performance objectives, represents our confidential internal goals for our business, financial and operational strategies. Neither the target levels nor our operating plan or the internal goals and objectives contained therein are released or disclosed to the public.
We believe that disclosure of the performance targets would cause substantial harm to our competitive position. Because we set the target amounts that would result in the payment of bonuses at the beginning of a fiscal year, disclosure of the specific thresholds would offer insight into our expectations for the coming fiscal year in terms of how optimistic or pessimistic our assumptions are about these components of our business, and could thus allow competitors to adjust their expectations and business planning accordingly, to our detriment, without giving us similar insight into their plans, expectations and strategies. Additionally, by maintaining confidentiality, the Compensation Committee can set corporate performance goals at levels that allow it to challenge management without being concerned that the investing public will be misled due to investors viewing the targets as financial guidance, which could lead to research analysts’ and investors’ price targets and valuation models mistakenly being inflated. If forced to disclose these quantitative targets, the Compensation Committee may feel pressure to set targets at more easily achievable levels in order to reduce or eliminate the risk of harm to the Company, which would in turn remove a portion of management’s incentive and make it significantly more difficult for the Company to reach its desired, but currently unstated, targets.
In addition, our competitors could use such information to unfairly compete with us, which would clearly be harmful to our business and our future operations. For example, competitors could use such information to recruit employees away from us or to retain their own employees by offering similar incentives. Competitors could also implement tactics to prevent us from achieving our strategies. For example, to the extent that we shift our business, financial or operational strategies from one area of focus to another, such shift would likely be reflected in our annual operating plan and, consequently, the performance target levels. The disclosure of such shift through the disclosure of performance target levels

Securities and Exchange Commission
September 14, 2010

would give competitors notice of our plans, thereby placing us at a strategic disadvantage comparatively to our competitors when attempting to execute our new strategy. Also, our competitors could further use the disclosure of our performance target levels to claim to customers or other third parties that their performance targets are higher than ours and, therefore, their business is more successful or robust than ours. This is particularly true for larger competitors or competitors who are not subject to similar reporting requirements. As a manufacturer of a wide range of semiconductor integrated circuit products and capacitive touch solutions, we compete against many large semiconductor manufacturers. Because of their larger sizes, certain competitors may not be required to disclose performance targets similar to ours for their product lines that are competitive to ours, and as such would not be disclosing the same level of detail about their quantitative business, financial and operational strategies for the comparable business. Similarly, our competitors that are not publicly traded have no comparable reporting requirements. Disclosure of our performance target levels without a corresponding opportunity to access similar information from our competitors would place us at a strategic disadvantage.
Furthermore, disclosure of historical performance target levels could allow competitors to forecast or extrapolate our business model to future periods and subject us to similar risks. In addition, we may have multi-year strategies that would be harmed by disclosure of historical performance targets.
We believe disclosure of the performance targets will make it substantially more difficult for us to achieve our business, financial and operational strategies and will cause significant economic harm to our competitive position, which would be harmful to our stockholders. We believe that access to our performance target levels by our competitors would allow them to use the information against us, affecting our future plans and strategies and making our ability to achieve such plans and strategies increasingly difficult, which could be materially harmful to our future financial performance. We believe this could result in a materially adverse impact on our stock price and negatively affect our stockholders.
Difficulty in Achieving Targets

As stated on page 20 of the Proxy Statement, the Company’s target revenue and non-GAAP operating profit percentage objectives were set at levels that required the Company to achieve a performance level that represents the best level of performance achieved compared to historical results. A maximum bonus payout would have required very high levels of both individual and Company performance that we believed was possible but difficult to achieve.
Historically, maximum levels of achievement have not been attained for management bonuses. For example, for fiscal 2009, the maximum bonus payment achievable equaled 200% of each named executive officer’s target bonus amount. For fiscal 2009, our named executive officers received actual bonuses ranging from 80.0% to 87.5% of such officers’ target bonus amounts. Similarly, for fiscal 2008, maximum bonuses payable equaled 200% of target bonus amounts, with actual bonuses paid ranging from 44.1% to 97.4% of target. In response to the Staff’s comment, in future filings we will provide more detail on the difficulty of achieving the performance targets, including information regarding historical achievement

Securities and Exchange Commission
September 14, 2010

and the extent to which the Compensation Committee set the target levels of performance objectives based upon the likelihood that we would achieve such objectives, to the extent applicable.
Item 13. Certain Relationships . . ., page 115
9.	Refer to page 40 of your definitive proxy statement. Tell us, and revise future filings to clarify, what are the “most significant” related person transactions and on what criteria your Audit Committee makes that assessment. Also, such disclosure implies that your Audit Committee does not review and approve in advance related person transactions that it believes are not the “most significant.” If so, tell us and revise future filings to clarify that fact and to state what types of transactions are not subject to review in advance. Also clarify how the assessment of whether and how a transaction is “significant” is different from the review and approval of a transaction.

We respectfully advise the Staff that, as disclosed on page 40 to our definitive proxy statement, the Audit Committee reviews all related party transactions in advance. In connection with such review, the Audit Committee pre-approves such transactions unless they are deemed “significant,” in which case they must be pre-approved in advance by our Board. In future filings, we will clarify this process. The Audit Committee considers related party transactions to be significant if they arise from transactions that are not part of the ordinary course of business and involve amounts considered material to the Company’s financial results. During 2009, the Audit Committee reviewed all such transactions and none were deemed to be significant.
Item 15. Exhibits and Financial Statement Schedules, page 115
10.	We note your request for confidential treatment for portions of Exhibit 10.20. We will review and provide comments on your request separately. Comments on your request must be resolved before we complete our review of your filing.

We respectfully advise the Staff that confidential treatment for portions of Exhibit 10.20 to the 2009 Form 10-K has already been granted by the Commission pursuant to an order dated July 2, 2008 (File No. 0-19032 – CF#22140). However, we note that we have recently requested confidential treatment for portions of Exhibit 2.1 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2010.
* * * * *
          The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Securities and Exchange Commission
September 14, 2010

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
September 14, 2010

     Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.
     Please direct your questions or comments to me at (408) 441-0311. In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention at (408) 487-2517. Thank you for your assistance.

Sincerely, ATMEL CORPORATION
/s/ David McCaman
David McCaman
Vice President and Chief Accounting Officer

cc:   Stephen Cumming, Atmel Corporation
        Jose Macias, Esq, Wilson Sonsini Goodrich & Rosati
        Edward Jackson, PricewaterhouseCoopers LLP